UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number: 1-1169

THE TIMKEN COMPANY SAVINGS AND INVESTMENT PENSION PLAN
(Full title of the Plan)

THE TIMKEN COMPANY, 4500 Mt. Pleasant St., NW,
North Canton, OH 44720-5450
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

The Timken Company Savings and Investment Pension Plan
Financial Statements and Supplemental Schedules
December 31, 2013 and 2012 and
Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of
The Timken Company Savings and
Investment Pension Plan

We have audited the accompanying statements of net assets available for benefits of The Timken Company Savings and Investment Pension Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Timken Company Savings and Investment Pension Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2013, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Cleveland, Ohio
Date: June 30, 2014

The Timken Company Savings and Investment Pension Plan

Statements of Net Assets Available for Benefits

	December 31,
Assets	2013	2012
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$1,283,691,961	$1,140,160,288
Receivables:
Contributions receivable from participants	2,306,690	4,113,092
Contributions receivable from The Timken Company	3,906,841	3,871,563
Participant notes receivable	27,047,631	26,422,913
	33,261,162	34,407,568

Total assets reflecting investments at fair value	1,316,953,123	1,174,567,856

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	(43,698)	(2,851,834)
Net assets available for benefits	$1,316,909,425	$1,171,716,022

See accompanying notes.

The Timken Company Savings and Investment Pension Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions
Investment Income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$208,477,366
Interest income from participant notes	1,173,720
Participant rollovers	2,103,404
Contributions:
Participants	35,801,569
The Timken Company	28,472,172
64,273,741
Total additions	276,028,231

Deductions
Benefits paid directly to participants	131,353,752
Administrative expenses	1,013,057
Total deductions	132,366,809

Net increase prior to transfers	143,661,422
Transfers in	1,531,981
Net increase	145,193,403

Net assets available for benefits:
Beginning of year	1,171,716,022
End of year	$1,316,909,425

See accompanying notes.

The Timken Company Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012 and
Year Ending December 31, 2013

1. Description of the Plan
The following description of The Timken Company Savings and Investment Pension Plan (the Plan) provides only general information. Participants should refer to the Total Rewards handbook (Summary Plan Description) for a more complete description of the Plan’s provisions. Copies of the handbook are available from the Plan Administrator, The Timken Company (the Company).
General
The Plan is a defined contribution plan available to salaried employees of The Timken Company, The Timken Corporation, Timken LLC, Timken Boring Specialties, LLC, Timken Housed Units, TSB Metal Recycling, Timken Gears & Services Inc., Timken Drives LLC, MPB Corporation, Timken Alcor Aerospace Technologies, Inc., Timken Aerospace Transmissions, Timken Aerospace Bearing Inspection, Timken Motor & Crane Services LLC, and Timken ILS Dayton Inc., and to nonbargaining hourly employees at the following locations: Rutherfordton, North Carolina; Honea Path, South Carolina; Tyger River, South Carolina; Canton, Georgia; Pulaski, Tennessee; Mascot, Tennessee; Ogden, Utah; Carlyle, Illinois; Lenexa, Kansas; Carolina Service Center; Indiana Service Center; Bucyrus, Ohio; Gaffney, South Carolina; Lincolnton, North Carolina; and hourly employees of Timken LLC, Timken Boring Specialties, LLC, Timken Housed Units, Timken Gears & Services Inc., Timken Drives LLC, MPB Corporation, Timken Alcor Aerospace Technologies, Inc., Timken Aerospace Transmissions, Timken Aerospace Bearing Inspection, Timken Motor & Crane Services LLC, and Timken ILS Dayton Inc. Employees of these entities become eligible to participate in the Plan the first of the month following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Mergers
Effective June 28, 2013, the assets and liabilities of The Timken Company Employee Savings Plan were transferred to and merged into the Plan. The net assets transferred into the Plan are reflected on the December 31, 2013 statement of changes in net assets available for benefits as a transfer into The Plan.

Contributions
Under the provisions of the Plan, participants may elect to contribute between 1% and 75% of their gross earnings directly to the Plan, depending on their monthly wages and subject to Internal Revenue Service (IRS) limitations. The Company matches such employee contributions, “Matching Contributions,” at an amount equal to 100% of the first 3% of the participant’s gross earnings deferred to the Plan, and 50% of the next 3% of gross earnings deferred to the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.
The Plan provides for a quarterly 401(k) Plus Contribution by the Company for employees hired prior to January 1, 2004 at the Company’s facilities in Altavista, Virginia; Asheboro, North Carolina; St. Clair, Ohio; Tryon Peak, North Carolina; and the Indiana Service Center, and who did not have five years of Continuous Service and 50 points (in Continuous Service and age) as of December 31, 2003. This contribution is based on the participant’s full years of service at amounts ranging from 2.5% to 8.0% of the participant’s eligible compensation.
The Plan provides for a quarterly “Core Contribution” by the Company for all plan participants except employees of Timken Drives LLC, Timken Housed Units, and Timken Motor & Crane Services LLC, those accruing service under a defined benefit pension plan sponsored by the Company, and those receiving a 401(k) Plus Contribution. This contribution is based on the participant’s full years of service and age as of December 31 of the previous calendar year. Core Contribution amounts range from 1.0% to 4.5% of the participant’s eligible compensation.
Effective January 1, 2012 employees of Timken Boring Specialties LLC became eligible for Core Contributions. Those classified by the Company as members of the TIS Reliability Services Division of the Company became eligible for Core Contributions effective April 1, 2012.
The Plan provides for a quarterly “Timken Drives 401(k) Plus Contribution” by the Company for employees of Timken Drives, LLC. This contribution is based on the participant’s full years of service in amounts of 1.0% (for those with 25-29 years of services) or 2.0% (for those with 30 or more years of service) of the participant’s eligible compensation.

The Timken Company Savings and Investment Plan
Notes to Financial Statements (continued)

Effective April 15, 2010, any employee hired prior to 2007 who had not enrolled as a participant in the Plan as of February 22, 2010; and any employee hired after 2006 who, prior to February 22, 2010, had elected not to participate in the Plan, were automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained. Matching Contributions are made in common stock of the Company.
Participants are not allowed to diversify the Matching Contributions made in common shares of the Company until (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains three years of Continuous Service, or (iv) following retirement. 401(k) Plus Contributions and Core Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age.
Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.
Participants may elect to have their vested dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in common shares of the Company.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participant’s account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions and Core Contributions after the completion of three years of service. Participants vest in the Base Contributions (contributions made prior to 2007) on a five-year graduated vesting scale based on years of continuous service. Participants who ceased employment on December 31, 2009, as a direct result of the sale of Timken’s Needle Roller Bearing assets became fully vested in their account.
Forfeitures
Under the provisions of the Plan, if a participant leaves the Company with less than three years of Continuous Service, all Core Contributions and any earnings on those contributions are forfeited and used to fund other Company contributions for eligible associates. In addition, if a participant leaves the Company with less than five years of Continuous Service, any non-vested matching contributions, company retirement contributions, base contributions, and any earnings on those contributions are forfeited and used to fund other Company contributions for eligible associates. Forfeitures balances as of December 31, 2013 and 2012 were approximately $431,200 and $174,600, respectively.
Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans, and 30 years for residential loans.
The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

The Timken Company Savings and Investment Plan
Notes to Financial Statements (continued)

Payment of Benefits
On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant’s vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70-1/ 2 .
Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.
Transfers between Plans
Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may be eligible to transfer his or her account balance between plans.
Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s trustee, JP Morgan (Trustee), shall distribute to each participant the vested balance in their separate account.

2. Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Participant Notes Receivable
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the four other defined contribution plans sponsored by the Company. The Plan’s trustee maintains a collective investment trust of common shares of the Company in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

The Timken Company Savings and Investment Plan
Notes to Financial Statements (continued)

3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2013 and 2012 was 88.72% and 88.87%, respectively.

The following tables present the fair value of investments in the Master Trust and the Plan’s ownership percentage in each investment fund of the Master Trust:

		December 31, 2013
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective	Government and Agency Securities	Mortgage and Asset Backed Securities	Corporate Bonds	Wrap Contracts	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$2,272,411	$311,718,611	$—	$—	$—	$—	$—	$—	$313,991,022	91.26%
Morgan Stanley Small Company Growth	—	—	26,341,600	—	—	—	—	—	26,341,600	87.37%
American Funds EuroPacific Growth	—	—	122,203,443	—	—	—	—	—	122,203,443	94.08%
American Funds Washington Mutual Investors	—	—	37,090,782	—	—	—	—	—	37,090,782	90.48%
American Beacon Small Cap Value	—	—	32,171,620	—	—	—	—	—	32,171,620	89.08%
Vanguard Target Retirement Income	—	—	25,366,044	—	—	—	—	—	25,366,044	88.60%
Vanguard Target Retirement 2015	—	—	74,178,696	—	—	—	—	—	74,178,696	91.21%
Vanguard Target Retirement 2025	—	—	49,463,045	—	—	—	—	—	49,463,045	92.11%
Vanguard Target Retirement 2035	—	—	42,757,483	—	—	—	—	—	42,757,483	92.59%
Vanguard Target Retirement 2045	—	—	20,055,670	—	—	—	—	—	20,055,670	91.71%
Vanguard Target Retirement 2020	—	—	14,424,622	—	—	—	—	—	14,424,622	87.16%
Vanguard Target Retirement 2030	—	—	6,253,997	—	—	—	—	—	6,253,997	84.86%
Vanguard Target Retirement 2040	—	—	2,596,672	—	—	—	—	—	2,596,672	87.94%
Vanguard Target Retirement 2050	—	—	2,152,852	—	—	—	—	—	2,152,852	79.76%
JPMorgan S&P 500 Index	—	—	—	40,380,646	—	—	—	—	40,380,646	0.00%
The Timken Company - JPM Bond Fund	—	—	—	7,415,239	24,596,335	66,456,847	18,282,643	—	116,751,064	89.20%
JPMorgan Equity Index	—	—	—	180,551,056	—	—	—	—	180,551,056	99.87%
Nuveen Winslow Large-Cap Growth	—	—	—	80,486,000	—	—	—	—	80,486,000	88.51%
SSgA Russell 2000-A Index	—	—	—	69,365,489	—	—	—	—	69,365,489	91.36%
	$2,272,411	$311,718,611	$455,056,526	$378,198,430	$24,596,335	$66,456,847	$18,282,643	$—	$1,256,581,803

JPMorgan Stable Value Fund:
JPMorgan Liquidity Fund	—	—	—	5,763,603	—	—	—	—	5,763,603
JPMorgan Intermediate Bond Fund	—	—	—	184,514,113	—	—	—	—	184,514,113
Wrapper Value	—	—	—	—	—	—		45,074	45,074
Adjustment from fair value to contract value	—	—	—	(51,241)	—	—	—	—	(51,241)
	$—	$—	$—	$190,226,475	$—	$—	$—	$45,074	$190,271,549	85.28%

Net Assets of Master Trust	$2,272,411	$311,718,611	$455,056,526	$568,424,905	$24,596,335	$66,456,847	$18,282,643	$45,074	$1,446,853,352	88.72%

The Timken Company Savings and Investment Plan
Notes to Financial Statements (continued)

	December 31, 2012
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective	Government and Agency Securities	Mortgage and Asset Backed Securities	Corporate Bonds	Wrap Contracts	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$1,576,982	$319,117,974	$—	$—	$—	$—	$—	$—	$320,694,956	92.09%
Morgan Stanley Small Company Growth	—	—	14,814,070	—	—	—	—	—	14,814,070	89.20%
American Funds EuroPacific Growth	—	—	89,314,155	—	—	—	—	—	89,314,155	93.19%
American Funds Washington Mutual Investors	—	—	22,783,272	—	—	—	—	—	22,783,272	88.67%
American Beacon Small Cap Value	—	—	22,868,397	—	—	—	—	—	22,868,397	89.31%
Vanguard Target Retirement Income	—	—	23,368,634	—	—	—	—	—	23,368,634	94.02%
Vanguard Target Retirement 2015	—	—	70,820,300	—	—	—	—	—	70,820,300	93.00%
Vanguard Target Retirement 2025	—	—	38,937,796	—	—	—	—	—	38,937,796	92.93%
Vanguard Target Retirement 2035	—	—	35,355,304	—	—	—	—	—	35,355,304	92.27%
Vanguard Target Retirement 2045	—	—	16,125,154	—	—	—	—	—	16,125,154	92.15%
Vanguard Target Retirement 2020	—	—	6,806,720	—	—	—	—	—	6,806,720	91.08%
Vanguard Target Retirement 2030	—	—	2,645,284	—	—	—	—	—	2,645,284	82.22%
Vanguard Target Retirement 2040	—	—	1,665,490	—	—	—	—	—	1,665,490	89.39%
Vanguard Target Retirement 2050	—	—	800,347	—	—	—	—	—	800,347	75.57%
JPMorgan S&P 500 Index	—	—	—	32,466,044	—	—	—	—	32,466,044	0.00%
The Timken Company - JPM Bond Fund	—	—	—	8,055,932	34,150,439	68,750,278	24,012,101	—	134,968,750	87.06%
JPMorgan Equity Index	—	—	—	140,491,194	—	—	—	—	140,491,194	99.86%
Nuveen Winslow Large-Cap Growth	—	—	—	63,736,701	—	—	—	—	63,736,701	88.44%
SSgA Russell 200-A Index	—	—	—	48,444,488	—	—	—	—	48,444,488	92.05%
	$1,576,982	$319,117,974	$346,304,923	$293,194,359	$34,150,439	$68,750,278	$24,012,101	$—	$1,087,107,056

JPMorgan Stable Value Fund:
JPMorgan Liquidity Fund	—	—	—	32,235,856	—	—	—	—	32,235,856
JPMorgan Intermediate Bond Fund	—	—	—	155,036,381	—	—	—	—	155,036,381
JPMorgan Mortgage Private Placement Fund	—	—	—	8,682,881	—	—	—	—	8,682,881
Wrapper Value	—	—	—	—	—	—	—	48,420	48,420
Adjustment from fair value to contract value	—	—	—	(3,346,510)	—	—	—	—	(3,346,510)
	$—	$—	$—	$192,608,608	$—	$—	$—	$48,420	$192,657,028	85.22%

Net Assets of Master Trust	$1,576,982	$319,117,974	$346,304,923	$485,802,967	$34,150,439	$68,750,278	$24,012,101	$48,420	$1,279,764,084	88.87%

The Timken Company Savings and Investment Plan
Notes to Financial Statements (continued)

Investment gain for the Master Trust is as follows:

Year Ended December 31, 2013
Net appreciation (depreciation) in fair value of investments
Company Stock	$50,558,388
Registered Investment Companies	67,374,435
Common Collective Funds	97,044,046
Government and Agency Securities	(1,452,287)
Mortgage and Asset Backed Securities	(120,969)
Corporate Bonds	(470,409)
$212,933,204
Net appreciation in investment contracts	3,017,381
Interest and dividends	19,025,947
Total Master Trust	$234,976,532

4. Fair Value
The fair value framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Timken Company Savings and Investment Plan
Notes to Financial Statements (continued)

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	Assets at Fair Value as of
	December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Cash and Cash Equivalents:
JPMorgan US Government Money Market	$2,272,411	$—	$2,272,411	$—
Company Stock:
The Timken Company Common Stock	311,718,611	311,718,611	—	—
Registered Investment Companies:
Morgan Stanley Small Company Growth	26,341,600	26,341,600	—	—
American Funds EuroPacific Growth	122,203,443	122,203,443	—	—
American Funds Washington Mutual Investors	37,090,782	37,090,782	—	—
American Beacon Small Cap Value	32,171,620	32,171,620	—	—
Vanguard Target Retirement Income	25,366,044	25,366,044	—	—
Vanguard Target Retirement 2015	74,178,696	74,178,696	—	—
Vanguard Target Retirement 2020	14,424,622	14,424,622	—	—
Vanguard Target Retirement 2025	49,463,045	49,463,045	—	—
Vanguard Target Retirement 2030	6,253,997	6,253,997	—	—
Vanguard Target Retirement 2035	42,757,483	42,757,483	—	—
Vanguard Target Retirement 2040	2,596,672	2,596,672	—	—
Vanguard Target Retirement 2045	20,055,670	20,055,670	—	—
Vanguard Target Retirement 2050	2,152,852	2,152,852	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	40,380,646	—	40,380,646	—
SSgA Russel 2000-A Index	69,365,489	—	69,365,489	—
JPMorgan Equity Index	180,551,056	—	180,551,056	—
Nuveen Windslow Large-Cap Growth	80,486,000	—	80,486,000	—
The Timken Company-JPM Bond Fund:
Common Collective Fund:
JPMorgan Liquidity Fund	7,415,239	—	7,415,239	—
Government and Agency Securities	24,596,335	—	24,596,335	—
Mortgage and Asset Backed Securities	66,456,847	—	66,456,847	—
Corporate Bonds	18,282,643	—	18,282,643	—
JPMorgan Stable Value Fund:
Common Collective Funds:
JPMorgan Liquidity Fund	5,763,603	—	5,763,603	—
JPMorgan Intermediate Bond Fund	184,514,113	—	184,514,113	—
Wrapper Value	45,074	—	—	45,074
Total assets	$1,446,904,593	$766,775,137	$680,084,382	$45,074

The Timken Company Savings and Investment Plan
Notes to Financial Statements (continued)

	Assets at Fair Value as of
	December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Cash and Cash Equivalents:
JPMorgan US Government Money Market	$1,576,982	$—	$1,576,982	$—
Company Stock:
The Timken Company Common Stock	319,117,974	319,117,974	—	—
Registered Investment Companies:
Morgan Stanley Small Company Growth	14,814,070	14,814,070	—	—
American Funds EuroPacific Growth	89,314,155	89,314,155	—	—
American Funds Washington Mutual Investors	22,783,272	22,783,272	—	—
American Beacon Small Cap Value	22,868,397	22,868,397	—	—
Vanguard Target Retirement Income	23,368,634	23,368,634	—	—
Vanguard Target Retirement 2015	70,820,300	70,820,300	—	—
Vanguard Target Retirement 2020	6,806,720	6,806,720	—	—
Vanguard Target Retirement 2025	38,937,796	38,937,796	—	—
Vanguard Target Retirement 2030	2,645,284	2,645,284	—	—
Vanguard Target Retirement 2035	35,355,304	35,355,304	—	—
Vanguard Target Retirement 2040	1,665,490	1,665,490	—	—
Vanguard Target Retirement 2045	16,125,154	16,125,154	—	—
Vanguard Target Retirement 2050	800,347	800,347	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	32,466,044	—	32,466,044
SSgA Russel 2000-A Index	48,444,488	—	48,444,488	—
JPMorgan Equity Index	140,491,194	—	140,491,194	—
Nuveen Windslow Large-Cap Growth	63,736,701	—	63,736,701	—
The TImken Company-JPM Bond Fund:
Common Collective Fund:
JPMorgan Liquidity Fund	8,055,932	—	8,055,932	—
Government and Agency Securities	34,150,439	—	34,150,439	—
Mortgage and Asset Backed Securities	68,750,278	—	68,750,278	—
Corporate Bonds	24,012,101	—	24,012,101	—
JPMorgan Stable Value Fund:
Common Collective Funds:
JPMorgan Liquidity Fund	32,235,856	—	32,235,856	—
JPMorgan Intermediate Bond Fund	155,036,381	—	155,036,381	—
JPMorgan Mortgage Private Placement Fund	8,682,881	—	8,682,881	—
Wrapper Value	48,420	—	—	48,420
Total assets	$1,283,110,594	$665,422,897	$617,639,277	$48,420

The Timken Company Savings and Investment Plan
Notes to Financial Statements (continued)

The investment strategy for American Funds Washington Mutual Investors is to invest in common stocks of established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.
The Timken Company Common Stock Fund participates in units and is valued based on the closing price of Timken common shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.
The JPMorgan S&P 500 Index Fund and the JPMorgan Equity Index Fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.
The Timken Company - JPM Bond Fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value for The Timken Company - JPM Bond Fund is based on the value of the underlying assets. The JP Morgan Liquidity Fund is valued using the net asset value per share. The Government and Agency Securities are valued at the closing price on the date of the last transaction. Mortgage and Asset Backed Securities are valued based on quoted prices for similar assets in active markets. Corporate Bonds are valued at the closing price on the date of the last transaction.
The SSgA Russell 2000-A Index Fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.
The Nuveen Winslow Large-Cap Growth Fund is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this category has been determined using the net asset value per share on the active market on which the individual securities are traded.

The Stable Value Fund is invested in the JPMorgan Liquidity, JPMorgan Intermediate Bond, and JPMorgan Private Placement Common Collective Funds. The fair value of the investment in these funds has been estimated using the net asset value per share. The JPMorgan Liquidity Fund invests in a diversified portfolio of fixed and floating rate short-term money market instruments and U.S. Treasury securities. The JPMorgan Mortgage Private Placement invests primarily in privately placed fixed rate and floating rate mortgages and leasebacks secured by apartment complexes and single family homes, as well as commercial properties, such as office buildings, shopping centers, retail stores and warehouses. The JPMorgan Intermediate Bond Fund is designed as a fixed income portfolio strategy for stable value funds and other conservative fixed income investors.

The following tables present a summary of changes in the fair value of the Master Trust’s Level 3 assets as of December 31, 2013 and December 31, 2012:

	Wrapper Value	Total
Balance, January 1, 2013	$48,420	$48,420
Unrealized losses	(3,346)	(3,346)
Balance, December 31, 2013	$45,074	$45,074

	Wrapper Value	Total
Balance, January 1, 2012	$25,677	$25,677
Unrealized gains	22,743	22,743
Balance, December 31, 2012	$48,420	$48,420

The Timken Company Savings and Investment Plan
Notes to Financial Statements (continued)

The following table represents the Plan’s level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Synthetic guaranteed investment contract wrapper	$45,074	Replacement Cost	Swap Yield Rate	0.81%	0.81%
			Duration	3.05
			Payout Date	N/A
			Payout Percentage	N/A

The following tables summarize investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2013 and 2012, respectively:

December 31, 2013	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$40,380,646	Not applicable	Daily	Trade Day
The Timken Company - JPM Bond Fund	$116,751,064	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$69,365,489	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$180,551,056	Not applicable	Daily	Trade Day + 1 day
Nuveen Windslow Large Cap Growth	$80,486,000	Not applicable	Daily	Trade Day
JPMorgan Liquidity	$5,763,603	Not applicable	Daily	Trade Day
JPMorgan Intermediate Bond	$184,514,113	Not applicable	Daily	Trade Day

December 31, 2012	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$32,466,044	Not applicable	Daily	Trade Day
The Timken Company - JPM Bond Fund	$134,968,750	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$48,444,488	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$140,491,194	Not applicable	Daily	Trade Day + 1 day
Nuveen Windslow Large Cap Growth	$63,736,701	Not applicable	Daily	Trade Day
JPMorgan Liquidity	$32,235,856	Not applicable	Daily	Trade Day
JPMorgan Intermediate Bond	$155,036,381	Not applicable	Daily	Trade Day
JP Morgan Mortgage Private Placement Fund	$8,682,881	Not applicable	Daily	Trade Day + 1 day

The Timken Company Savings and Investment Plan
Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments
Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2013	2012
Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$286,562,693	$295,335,255
Receivables:
Contributions receivable from The Timken Company	1,408,831	1,933,684
	$287,971,524	$297,268,939

December 31, 2013
Change in net assets:
Net appreciation in fair value of investments	$46,331,711
Dividends	5,001,571
Contributions	23,168,162
Benefits paid directly to participants	(22,270,818)
Expenses	(145,875)
Transfers to participant-directed accounts (net)	(61,382,166)
$(9,297,415)

6. Investment Contracts

The Master Trust invests in synthetic guaranteed investment contracts (SGICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
The Plan’s wrapper contracts permit all allowable participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring and which would limit its ability to transact at contract value with the issuer of the wrapper contract, which also limit the ability of the Plan to transact at contract value with participants. The wrapper contracts cannot be terminated by its issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

The Timken Company Savings and Investment Plan
Notes to Financial Statements (continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments.

	December 31,
Average Yields for SGICs	2013	2012
Based on actual earnings	1.0%	1.0%
Base on interest rate credited to participants	2.0%	2.0%

7. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2013	December 31, 2012
Net assets available for Benefits per the financial statements	$1,316,909,425	$1,171,716,022
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	43,698	2,851,834
Net assets available for benefits per the Form 5500	$1,316,953,123	$1,174,567,856
The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2013:

December 31, 2013
Total additions per the financial statements	$276,028,231
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	(2,851,834)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013	43,698
Total income per the Form 5500	$273,220,095

8. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Timken Company Savings and Investment Plan
Notes to Financial Statements (continued)

9. Income Tax Status
The Plan has received a determination letter from the IRS dated February 13, 2014 (previous letter dated April 23, 2003), stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan’s operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan’s operations into compliance.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

10. Related-Party Transactions
Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2013:

Dollars
Purchased	$32,600,902
Issued to participants for payment of benefits	$2,579,161
Purchases and benefits paid to participants include Timken common shares valued at quoted market prices at the date of purchase or distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

11. Spinoff of Steel Business
On September 5, 2013, the Company announced that its board of directors had approved a plan to pursue a separation of its steel business from its bearing and power transmission business through a spinoff, creating a new independent publicly traded steel company, TimkenSteel Corporation. The transaction is expected to be tax-free to shareholders and is expected to be completed by June 30, 2014, subject to certain conditions including, among others, approval of the Company's board of directors, declaration of the effectiveness of the registration statement on Form 10 and receipt of an opinion of our tax counsel regarding the tax free nature of the spinoff. In connections with the spinoff, participant accounts for employees and retirees of the steel business will be transferred into a newly created Plan.

Supplemental Schedules

The Timken Company Savings and Investment Pension Plan

EIN #34-0577130 Plan #011

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2013

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are Included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$1,839.08		$1,839.08	(1)
$6,853.39		$6,853.39	(2)
$858.46		$858.46	(3)

(1)	Represents lost earnings on delinquent participant contributions related to the Company's acquisition of Smith Services for the periods 2009 through 2013.
(2)
Represents delinquent loan repayments from various 2012 pay periods. The Company requested a "no action" letter from the DOL on June 5, 2013 and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, on July 11, 2013.

(3)
Represents delinquent participant contributions for the last pay period in 2012. The company requested a "no action" letter from the DOL on June 5, 2013 and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, on July 11, 2013.

The Timken Company Savings and Investment Pension Plan

EIN #34-0577130      Plan #011
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant notes receivable*	Interest rates ranging from 4.25% to 11.50% with various maturity dates	$27,047,631

* Indicates party in interest to the Plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS AND INVESTMENT PENSION PLAN

Date: June 30, 2014	By:	/s/ J. Ted Mihaila
J. Ted Mihaila
Senior Vice President and Controller